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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 a

      [X]   Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration

     (Note: Abandonment of Registration answer only questions 1 through 15, 24 of this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company

     (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  DG Investor Series
                        DG Equity Fund
                        DG Opportunity Fund
                        DG International Equity Fund
                        DG Limited Term Government Income Fund
                        DG Government Income Fund
                        DG Municipal Income Fund
                        DG Prime Money Market Fund
                        DG Treasury Money Market Fund


3.   Securities and Exchange Commission File No.: 811-6607


4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

      [  ]  Initial Application           [ X ] Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            Federated Investors Tower
            5800 Corporate Drive
            Pittsburgh, PA  15237-7010



6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Seana N. Banks
            Federated Investors Tower
            1001 Liberty Avenue
            Pittsburgh, PA  15222-3779
            (412) 288-6340

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

     All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 promulgated thereunder are maintained at one of the following locations:

            DG Investor Series
            Federated Investors Tower
            Pittsburgh, PA 15222-3779

            Federated Shareholder Services Company
            Transfer Agent, Dividend Disbursing Agent and
               Shareholder Services Agent
            P.O. Box 8600
            Boston, MA  02266-8600

            Federated Administrative Services
            Administrator
            Federated Investors Tower
            Pittsburgh, PA 15222-3779

            ParkSouth Corporation
            Adviser
            P.O. Box 1200
            Jackson, MS  39215-1200

            Lazard Asset Management
            Sub-Adviser to DG International Equity Fund Only
            30 Rockefeller Plaza
            New York, NY  10020

            Bennet Lawrence Management, LLC
            Sub-Adviser to DG Mid Cap Fund Only
            757 Third Avenue, 19th Floor
            New York, NY 10017

            Womack Asset Management, Inc
            Sub-Adviser to DG Opportunity Fund Only
            2120 Deposit Guaranty Plaza
            Jackson, MS  39201

            State Street Bank & Trust Company
            Custodian
            1776 Heritage Drive
            North Quincy, MA  02171



     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [ X ] Management Company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Sub-classification if the fund is a management company (check only one):

      [ X ] Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      ParkSouth Corporation, a subsidiary of Deposit Guaranty National Bank (Adviser)

            P.O. Box 1200
            Jackson, Mississippi 39215-1200

     On or about May 1, 1998 Deposit Guaranty National Bank merged with First American Corporation, another bank holding company.

           Lazard Asset Management, a division of Lazard & Co. LLC (Sub-Adviser) 30 Rockefeller Plaza
           New York, New York 10020

           Lazard Freres Asset Management  (Sub-Adviser)
           New York, New York

           Bennet Lawrence Management, LLC (Sub-Adviser)
           757 Third Avenue, 19th Floor
           New York, New York 10017

           Womack Asset Management, Inc (Sub-Adviser)
           2120 Deposit Guaranty Plaza
           Jackson, Mississippi 39201


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Federated Securities Corp.
            Federated Investors Tower
            1001 Liberty Avenue
            Pittsburgh, PA  15222-3779




13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):
                  N/A
      (b)   Trustee's name(s) and address(es):
                  N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [ X]  No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the board vote took place:
            September 18, 1998

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:
            December 11, 1998

      If No, explain:


II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [ X ] Yes         [  ]  No

      (a)  If Yes, list the date(s) on which the fund made those distributions:
                  December 11, 1998

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [  ]  No



      (c)   Were the distributions made pro rata based on share ownership?

            [ X ] Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]Yes      [  ]        No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [ X ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [ X ] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No


21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [ X]  No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

            (i)   Legal expenses:  No Expenses were borne by the Fund
            (ii)  Accounting expenses: No Expenses were borne by the Fund
            (iii) Other expenses (list and identify separately): No Expenses were borne by the Fund
            (iv) Total expenses (sum of lines (i)-(iii) above): No Expenses were borne by the Fund

      (b)   How were those expenses allocated?

      (c)   Who paid those expenses?

     First American National Bank, investment adviser to each ISG Fund (the acquiring Fund)

      (d)   How did the fund pay for unamortized expenses (if any)?
                  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [X]   No


     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [X]   No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:
                  ISG Funds

      (b) State the Investment Company Act file number of the fund surviving the Merger:

                  811-6076

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  Form N-14A filed on September 18, 1998
                  33 Act Number: 33-63785
                  File Number:  98711911

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned stated that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of DG Investor Series, (ii) he is the Assistant Secretary of DG Investor Series, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                    /s/ John W. McGonigle
                                    John W. McGonigle
                                    Assistant Secretary